SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             Bronze Marketing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Series A Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       NA
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D                    Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK. (*)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

                                       13D                    Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
  OWNED BY              PREFERRED STOCK. (*)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES(1) OF SERIES A VOTING CONVERTIBLE PREFERRED STOCK
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

                                       13D                    Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
  OWNED BY              PREFERRED STOCK. (*)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES(1) OF SERIES A VOTING CONVERTIBLE PREFERRED STOCK
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

(1) Shares are owned by Halter Financial Investments, LP of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

                                       13D                    Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
  OWNED BY              PREFERRED STOCK. (*)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

(1) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

                                       13D                    Page 6 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
  OWNED BY              PREFERRED STOCK. (*)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES(1) OF SERIES A VOTING CONVERTIBLE PREFERRED STOCK
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

(1) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

                                       13D                    Page 7 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


        NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
  OWNED BY              PREFERRED STOCK. (*)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        135,000 SHARES OF SERIES A VOTING CONVERTIBLE
                        PREFERRED STOCK
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        135,000 SHARES(5) OF SERIES A VOTING CONVERTIBLE PREFERRED STOCK
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        90%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(*) Each share has a voting equivalent of 100 shares of common stock.

(1) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

                                       13D                    Page 8 of 11 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Series A Voting Convertible Preferred Stock (the "Stock"), of Bronze Marketing, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 311 South State Street, Suite 440, Salt Lake City, Utah, 84111.


ITEM 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI ("Brigante"); George
L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

                                       13D                    Page 9 of 11 Pages


         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This filing is being made as a result of the purchase of the Stock for cash consideration of $425,000 payable to the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction was to acquire voting control of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, HFI may be deemed to be the beneficial owner of 13,500,000 shares of the Issuer's common stock upon conversion of the Stock, which would constitute approximately 90% of the 15,000,000 shares of common stock outstanding upon conversion (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 135,000 shares of the Stock, which constitutes approximately 90% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 135,000 shares of the Stock, which constitutes approximately 90% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 135,000 shares of the Stock, which constitutes approximately 90% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

                                       13D                   Page 10 of 11 Pages


         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 135,000 shares of the Stock, which constitutes approximately 90% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on November 3, 2006, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 135,000 shares of the Stock, which constitutes approximately 90% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days: Not Applicable

                                       13D                   Page 11 of 11 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 10.1 Preferred Stock Purchase Agreement dated November 3, 2006 by and between Bronze Marketing, Inc. and Halter Financial Investments, L.P.


         DATED:   November 6, 2006

                                       Halter Financial Investments, L.P.,
                                       a Texas limited partnership

                                       By:  Halter Financial Investments GP, LLC
                                       Its:   General Partner

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its:  Chairman


                                       Halter Financial Investments GP, LLC,
                                       a Texas limited liability company

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its:  Chairman


                                       /s/ Timothy P. Halter
                                       ---------------------
                                       Timothy P. Halter


                                       /s/ David Brigante
                                       ------------------
                                       David Brigante


                                       /s/ George L. Diamond
                                       ---------------------
                                       George L. Diamond


                                       /s/ Marat Rosenberg
                                       -------------------
                                       Marat Rosenberg